

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

Via E-Mail
Peter James Lee
Chief Financial Officer
Legend International Holdings, Inc.
Level 8, 580 St Kilda Road
Melbourne, Victoria, Australia 3004

> **Re:** **Legend International Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 21, 2013**
> **File No. 000-32551**

Dear Mr. Lee:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2012

Description of business, page 5

1.   Proven and probable reserves are disclosed for your Paradise Phosphate and Merlin properties.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

   •   Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

2.  Please note that it is the staff's position mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the bankable or final feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- The historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Paradise South, page 11

3.      You indicate that you entered into the development stage in February 2011 for the Paradise South phosphate project. In footnote 2 to the table on page 11 you state, "[a]ll ore reserves are in areas that are fully accessible for mining; free of surface or subsurface encumbrance, legal setbacks, environmental reserves and other legal restrictions that preclude permittable access for mining; believed by us to be permittable within a reasonable timeframe; and meet specified minimum physical, economic and chemical criteria related to current mining and production practices of the industry." Given the time that has elapsed, please revise to provide an update on the status of this project, the anticipated timeline for moving to production, and what, if any, major impediments prevent you from moving to production. In addition, please explain what you mean by "reasonable timeframe."

Ore Reserves for the Merlin Diamond Mine, page 24

4.      The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

5.      Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

- A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 41

6.    We note the expenses in paragraphs (i)-(vii) beginning on page 43 for funding, equipment leases and maintenance, and other items, some of which you attribute to AXIS. We also note that your 2005 agreement with AXIS covers exploration, mining support, financial, accounting advice and other services, and it prohibits you from obtaining those services from sources other than AXIS or performing or providing them yourselves. Please revise to clarify which services are provided through AXIS and which are provided by you or other parties. Also, advise us where you address the "charges and funding advances" and other expenses identified in the second to last paragraph on page 62.

7.    Additionally, please revise page 61 to clarify the details of your relationship "through common management" with AXIS.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-10

7. Investments/Subsidiaries, page F-16

Consolidated Entities, page F-16

MED, page F-16

8.    We note your disclosure that states the net dilutive effect of fiscal 2012 issues and acquisitions of shares reduced the Company's equity interest in Merlin Diamonds Limited ("MED") to 41.95% at December 31, 2012. We further note that you continued to consolidate MED as management believes it has the ability to control the operations of MED through its share ownership, control of the management of the day-to-day operations and board representation by your President and Chief Executive Officer and two of the Company's independent Directors. Please provide a complete analysis that

supports your conclusion to overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Refer to ASC 810-10-25-1.

Form 10-Q for the Quarter Ended March 31, 2013

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 12

9.      We note that you present operating cash flows under the indirect method and that you began the reconciliation with "net loss from continuing operations" rather than with "net income/(loss) attributable to Legend stockholders" for all periods presented. We also note that you present the "gain on disposal of subsidiary" as part of discontinued operations rather than as a reconciling item to net cash flow from operating activities. Please refer to the guidance in ASC 230-10-45-28 and revise your statements of cash flows as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.  Please contact Ron Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ Tia L Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining